# Management Report

CINELOUNGE

For the period ended October 30, 2023



Prepared on

October 30, 2023

# Table of Contents

# Profit and Loss

|  | Total |
|---|---:|
| **INCOME** | |
| Box Office Receipts | 995,627.67 |
| Cinelounge Tiburon | 38,469.50 |
| Concession Buyout \| Event | 80,183.71 |
| Concession Revenue | 132,396.08 |
| Distribution Income | 45.46 |
| Engagement \| Floor Guarantee | |
|     Booking Fee | 71,190.00 |
|     FILM SHOOTS & Misc Location Usage | 76,915.00 |
|     Reception Space Rented | 3,100.00 |
|   **Total Engagement \| Floor Guarantee** | **151,205.00** |
| PayPal Sales | 1,553.77 |
| PreShow Ad Revenue | 1,500.00 |
| Red Carpet/EVENT Fee | 7,375.00 |
| Refunds | -732.01 |
| Reimbursed Expenses | 463.97 |
| Screening + Event Fee | 9,500.00 |
| Single Screening | 70,071.37 |
| **Total Income** | **1,487,659.52** |
| **COST OF GOODS SOLD** | |
| Box Office Split | 264,617.40 |
| Concessions Purchased | 175,562.79 |
| Distribution Expense | 100.00 |
| Equipment Lease & Rentals | 57,825.48 |
| Event Expenses | |
|     Event Catering | 1,900.00 |
|   **Total Event Expenses** | **1,900.00** |
| Licensing | 848.87 |
| Linen Cleaning | 835.64 |
| Merchandise | 1,397.15 |
| Multiple City FLOOR \| Engagement Fee | |
|     Printing - Posters, Flyers | 369.82 |
|     Theatre/Venue Rental | 149.00 |
|   **Total Multiple City FLOOR \| Engagement Fee** | **518.82** |
| Music Catalog - PreShow \| Lobby | 336.83 |
| Personal Appearances | 708.88 |
| Royalties Paid | 24,323.85 |
| Subcontractors/Outside Services | 3,872.08 |
|     Subcontractors & Event Staff | 46,679.90 |
|   **Total Subcontractors/Outside Services** | **50,551.98** |

|  | Total |
|---|---|
| Theatre Rent/Venue | |
|     PARKING Paramount C&D | 6,550.00 |
|     RENT Paramount C&D | 36,500.00 |
|   **Total Theatre Rent/Venue** | **43,050.00** |
| **Total Cost of Goods Sold** | **622,577.69** |
| **GROSS PROFIT** | **865,081.83** |
| **EXPENSES** | |
|   *ASK MY ACCOUNTANT | 1,780.00 |
|   Advertising | |
|     Internet Marketing | 10,553.45 |
|     Marketing | 6,536.72 |
|     New Staff \| Subcontractor Search | 950.63 |
|     Professional Gifts & Promotions | 1,116.58 |
|     Promotional | 1,613.60 |
|   **Total Advertising** | **20,770.98** |
|   Auto | |
|     Fuel | 374.25 |
|     Repairs & Maintenance | 653.63 |
|     Tolls | 317.30 |
|     Transportation - Taxi, Uber, Lyft Services | 833.19 |
|   **Total Auto** | **2,178.37** |
|   Bank Charges | |
|     Bank Fees | 6,729.52 |
|     Box / Credit Card Processing Fees | 21,191.77 |
|     Foreign Currency Conversion | 2.39 |
|     Merchant Account Fee | 14,321.74 |
|     QuickBooks Payments Fees | 6,981.42 |
|   **Total Bank Charges** | **49,226.84** |
|   Computer | |
|     Software | 3,012.04 |
|   **Total Computer** | **3,012.04** |
|   Continuing Education & Research | 357.99 |
|   Digital Content Download \| CINECONDUCTER et al | 1,123.14 |
|   Donations, Charitable Contrib, Fundraisers | 1,096.40 |
|   Dues & Subscriptions | 8,009.32 |
|   Insurance Expense | |
|     Health | 27,695.34 |
|     Property Insurance | 3,305.01 |
|     Venue Liability Insurance | 5,327.99 |
|     Workman's Comp | 6,196.28 |
|   **Total Insurance Expense** | **42,524.62** |
|   Interest Expense | |

|  |  | Total |
|---|---|---:|
| | Amazon Card | 1,392.16 |
| | AMEX | 1,878.24 |
| | B of A | 1,295.01 |
| | Capital One | 3,011.61 |
| | Chase | 2,890.67 |
| | Citibank | 811.24 |
| | Discover Card | 1,341.64 |
| | Other | 4,071.69 |
| | PayPal | 1,010.62 |
| | Sephora CC | 1,735.11 |
| | US Bank | 4,865.87 |
| | Wells Fargo | 2,096.79 |
| | **Total Interest Expense** | **26,400.65** |
| Internet | | 4,180.50 |
| Janitorial Expense | | 10,325.00 |
| Meals and Entertainment BUSINESS | | |
| | Misc. Meals | 10,496.96 |
| | **Total Meals and Entertainment BUSINESS** | **10,496.96** |
| MOVING EXPENSES | | 178.00 |
| Office Expense | | |
| | Office Supplies | 8,878.43 |
| | Office Wardrobe | 3,792.41 |
| | **Total Office Expense** | **12,670.84** |
| Office Rent | | 99,176.00 |
| Parking | | 792.83 |
| Payroll Expense | | |
| | Payroll Processing Fee | 3,732.28 |
| | Taxes | 25,292.14 |
| | Wages | |
| | Wages - Staff | 286,087.40 |
| | **Total Wages** | **286,087.40** |
| | **Total Payroll Expense** | **315,111.82** |
| Postage & Shipping | | 5,748.91 |
| Printing | | 616.42 |
| Professional Fees | | |
| | Accountant | 1,800.00 |
| | Administrative LA | 15,523.41 |
| | Bookkeeper | 20,783.08 |
| | Legal Fees | 5,600.00 |
| | PR | 150.00 |
| | Test Screen/Marketing Consultant Fee | 190.75 |
| | **Total Professional Fees** | **44,047.24** |
| Repair & Maintenance | | 11,629.45 |

| | Total |
|---|---|
| Research - Movie Tix etc | 3,548.82 |
| Security Expense | 2,067.77 |
| Small Tools & Equipment | 1,519.70 |
| Supplies | 12,083.37 |
| Taxes & Licenses | |
|     County | 2,641.67 |
|     Franchise Tax Board | 800.00 |
|     IRS | 207.00 |
|     Permits | 95.00 |
|     **Total Taxes & Licenses** | **3,743.67** |
| Telephone | 3,288.07 |
| Travel | |
|     Festival & Conference Fees | 1,613.00 |
|     Incidentals | 1,189.00 |
|     Lodging | 1,815.07 |
|     Transportation | 1,709.63 |
|     Travel Meals | 1,994.26 |
|     **Total Travel** | **8,320.96** |
| Uniform Expense | 1,025.27 |
| Utilities | 28,564.85 |
| Waste Removal | 5,097.32 |
| Website | 2,373.58 |
| **Total Expenses** | **743,087.70** |
| **NET OPERATING INCOME** | **121,994.13** |
| **OTHER INCOME** | |
|     Cash Back Card Rewards | 629.17 |
|     **Total Other Income** | **629.17** |
| **OTHER EXPENSES** | |
|     Other Miscellaneous Expense | 387.99 |
|     **Total Other Expenses** | **387.99** |
| **NET OTHER INCOME** | **241.18** |
| **NET INCOME** | **$122,235.31** |

# Balance Sheet

As of October 30, 2023

|  | Total |
|---|---:|
| **ASSETS** | |
| **Current Assets** | |
| **Bank Accounts** | |
| Business Checking (WF 5173) | 53,094.88 |
| Business Checking (WF 8436) | 633.98 |
| PayPal Bank | 1,349.59 |
| PayPal Holds Clearing | 121.92 |
| Petty Cash \| Operating | 160.63 |
| Venmo Parent | 0.00 |
| Venmo Cinelounge | 98.00 |
| **Total Venmo Parent** | **98.00** |
| Wells Fargo 3810 | 10.00 |
| **Total Bank Accounts** | **55,469.00** |
| **Other Current Assets** | |
| Loan to Officer | 634,278.69 |
| Medical Withholding | -43,978.40 |
| **Total Loan to Officer** | **590,300.29** |
| **Total Other Current Assets** | **590,300.29** |
| **Total Current Assets** | **645,769.29** |
| **Fixed Assets** | |
| 6464 Assets | |
| 6464 Carpet | 20,521.30 |
| 6464 Drapes & Screen | 23,320.48 |
| 6464 Equipment Purchased | 60,889.11 |
| 6464 Lobby Furniture | 8,682.95 |
| 6464 POS Ticketing | 6,192.94 |
| 6464 Risers | 27,942.60 |
| 6464 Signage | 22,835.00 |
| 6464 Sound System | 10,982.85 |
| 6464 Sunset Picture & Sound | 72,820.81 |
| 6464 Theatre Seats | 18,708.04 |
| Trademark/Copyright | 2,090.00 |
| **Total 6464 Assets** | **274,986.08** |
| Leasehold Improvements | -100,000.00 |
| 6464 Build-out | 68,607.16 |
| Tiburon Build-Out | 224,597.80 |
| Tiburon Start Up | 69,288.13 |
| **Total Leasehold Improvements** | **262,493.09** |
| Tiburon Assets | |
| Carpet | 36,248.20 |

|  | Total |
|---|---|
| Equipment Purchased | 152,689.51 |
| Furniture & Fixtures | 144,800.69 |
| Right of Use Equipment | 93,071.77 |
| Sound System | 22,685.17 |
| Theatre Seats | 6,187.08 |
| **Total Tiburon Assets** | **455,682.42** |
| Vehicle | 8,326.84 |
| yAccumulated Amortization | -1,672.00 |
| zAccumulated Depreciation | -228,386.00 |
| **Total Fixed Assets** | **771,430.43** |
| **Other Assets** | |
| Roughcut - Option | 3,000.00 |
| Security Deposits - 6464 | 19,000.00 |
| Security Deposits - Tiburon | 10,000.00 |
| Theater Holding Fee | 7,570.00 |
| **Total Other Assets** | **39,570.00** |
| **TOTAL ASSETS** | **$1,456,769.72** |

**LIABILITIES AND EQUITY**

**Liabilities**

**Current Liabilities**

**Credit Cards**

|  | |
|---|---|
| Amazon Synchrony CC 1857 | 2,962.71 |
| AMEX CC 12000 | 6,974.22 |
| AMEX CC 91009 | 8,327.31 |
| Bank of America CC 5647 [PARENT] | -1,153.14 |
| Bank of America CC 5647 | 4,298.55 |
| Bank of America CC 8937 | 5,317.34 |
| **Total Bank of America CC 5647 [PARENT]** | **8,462.75** |
| Capital One CC 6549 (was 8059) | 15,010.14 |
| Chase Ink CC 5417 - Christian's | 19,379.27 |
| Chase Prime CC 6291 | 370.97 |
| Costco Citi CC 8222 | 2,858.67 |
| Discover 5669 | 10,506.08 |
| FNBO - 9119 | 10,198.20 |
| Marcus GM CC - 3131 | 11,885.75 |
| Paypal - Credit Card 7968 | 5,132.63 |
| Sephora CC | 5,131.56 |
| US Bank - 3802 [Ch -7955] | 21,830.86 |
| Wells Fargo 7751 | 11,746.85 |
| **Total Credit Cards** | **140,777.97** |

**Other Current Liabilities**

Payroll Taxes Payable

|  | Total |
|---|---|
| Tax Deferral - Social Security | 2,479.88 |
| **Total Payroll Taxes Payable** | **2,479.88** |
| **Total Other Current Liabilities** | **2,479.88** |
| **Total Current Liabilities** | **143,257.85** |
| **Long-Term Liabilities** | |
| Alliance Funding Loan | 63,620.15 |
| First Republic | 49,000.00 |
| Gilbert Smith - Loan 10k | 2,500.00 |
| Intuit Web Loan | 1,337.85 |
| Loan from Director | 1,700.00 |
| M2 Lease Funds Loan | 66,604.95 |
| On Deck Loan | 12,712.03 |
| Paypal Loan 50k | 4,316.65 |
| SBA EIDL 2020 | 264,521.30 |
| SBA EIDL 2021 | 218,800.00 |
| SBA EIDL 2022 | 587,800.00 |
| Small Business CDC of San Diego - Loan | 61,553.21 |
| TimePayment Lease Liability | 56,494.55 |
| Upgrade | 4,413.98 |
| **Total Long-Term Liabilities** | **1,395,374.67** |
| **Total Liabilities** | **1,538,632.52** |
| **Equity** | |
| Additional Paid In Capital | 1,950.00 |
| Capital Stock | 1,000.00 |
| Opening Balance Equity | -6,920.60 |
| Retained Earnings | -200,127.51 |
| Net Income | 122,235.31 |
| **Total Equity** | **-81,862.80** |
| **TOTAL LIABILITIES AND EQUITY** | **$1,456,769.72** |

# CINELOUNGE

## Statement of Cash Flows

January 1 - October 30, 2023

| | TOTAL |
|---|---:|
| OPERATING ACTIVITIES | |
| Net Income | 126,486.41 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Accounts Receivable | 4,847.60 |
| Inventory Asset | 0.00 |
| Loan to Officer | -79,674.28 |
| Loan to Officer:Medical Withholding | 25,375.31 |
| Accounts Payable | -9,098.70 |
| Amazon Synchrony CC 1857 | 1,569.30 |
| AMEX CC 12000 | 6,974.22 |
| AMEX CC 91009 | 1,726.90 |
| Bank of America CC 5647 [PARENT] | -1,153.14 |
| Bank of America CC 5647 [PARENT]:Bank of America CC 5647 | -8.71 |
| Bank of America CC 5647 [PARENT]:Bank of America CC 8937 | 142.91 |
| Capital One CC 6549 (was 8059) | 1,729.06 |
| Chase Ink CC 5417 - Christian's | 647.36 |
| Chase Prime CC 6291 | 334.57 |
| CitiBusiness - 2362 CLOSED (deleted) | -6,243.13 |
| Costco Citi CC 8222 | -2,317.72 |
| Discover 5669 | 400.52 |
| FNBO - 9119 | -397.52 |
| Marcus GM CC - 3131 | 845.94 |
| Paypal - Credit Card 7968 | 492.93 |
| Sephora CC | -301.32 |
| US Bank - 3802 [Ch -7955] | 10.04 |
| Wells Fargo 7751 | 2,005.35 |
| California Department of Tax and Fee Administration Payable | 0.00 |
| Out Of Scope Agency Payable | 0.00 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **-52,092.51** |
| **Net cash provided by operating activities** | **$74,393.90** |
| INVESTING ACTIVITIES | |
| Leasehold Improvements | 100,000.00 |
| Leasehold Improvements:6464 Build-out | -5,951.07 |
| Leasehold Improvements:Tiburon Build-Out | -25,144.46 |
| Leasehold Improvements:Tiburon Start Up | -705.53 |
| **Net cash provided by investing activities** | **$68,198.94** |
| FINANCING ACTIVITIES | |
| Alliance Funding Loan | -20,065.28 |
| First Republic | -42,500.00 |
| Gilbert Smith - Loan 10k | -7,500.00 |
| Intuit Web Loan | 1,337.85 |
| M2 Lease Funds Loan | -22,593.00 |
| On Deck Loan | -44,248.13 |
| Paypal Loan 50k | -10,695.90 |

# CINELOUNGE

## Statement of Cash Flows

January 1 - October 30, 2023

|  | TOTAL |
|---|---|
| SBA EIDL 2020 | -5,884.70 |
| Small Business CDC of San Diego - Loan | -22,694.60 |
| TimePayment Lease Liability | -22,757.55 |
| Upgrade | -346.08 |
| Opening Balance Equity | -6,920.60 |
| **Net cash provided by financing activities** | **$ -204,867.99** |
| NET CASH INCREASE FOR PERIOD | **$ -62,275.15** |
| Cash at beginning of period | 117,744.15 |
| CASH AT END OF PERIOD | **$55,469.00** |